Mail Stop 3561


									January 3, 2006




Mr. Paul M. Montrone
Chief Executive Officer
Fisher Scientific International Inc.
Liberty Lane
Hampton, New Hampshire 03842


		RE:	Fisher Scientific International Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
			File No.  1-10920

Dear Mr. Montrone:

		We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Statement of Operations, page 42

1. Please disclose your product sales and cost of sales separately from your service revenue and cost of service revenue. See Rule
5-03
of Regulation S-X.

Notes to Consolidated Financial Statements

General

2. We note that you sell several types of products and services based on your discussion of products and services in Item 1. Business,
Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations and the product line references on your website. Please provide the product line revenue disclosures required by paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following:

- Laboratory Supplies, Chemicals & Equipment
- Clinical Lab Instruments & Supplies
- Diagnostic Kits & Controls
- Personal Protection & Equipment
- Organic & Custom Syntheses Products
- Cell Culture Supplies & Protein Assay Kits and Reagents
- Services & Support for Clinical Trials
- Procurement Solutions
- Service & Calibration of Instruments and Equipment
- Design & Construction of Laboratory Workstations

      If you believe that other categories are more appropriate, please advise.

Note 2.  Summary of Significant Accounting Policies, page 46

Accounts Payable, page 48

3. Please tell us your basis in GAAP for recording amounts in accounts payable that we assume were for checks mailed at December 31, 2004 and 2003 that did not clear the bank. Tell us how your method is consistent with the principles of accrual accounting of recording the financial effects of transactions and other events and circumstances that have cash consequences for you in the periods in which those transactions, events, and circumstances occur rather than only in the periods in which cash is received or paid by you. Refer to paragraphs 134-152 of FASB Concept Statement 6 and SFAS 140.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Paul M. Montrone
Fisher Scientific International Inc.
January 3, 2006
Page 3